MAG Silver Corporation

For Immediate Release

January 23, 2006

MAG SILVER AND PEÑOLES INTERSECT SIGNIFICANT SILVER - GOLD VEIN AT JUANICIPIO:

1,798 GRAMS PER TONNE (57.8 OUNCES) WITH 2.91 GRAMS PER TONNE GOLD OVER 6.35 METRES.

Vancouver, B.C…. MAG Silver Corporation (TSXV: MAG) and Industrias Peñoles S.A. de C.V.  are pleased to announce assay results from two recent drill holes that have intersected a new high-grade vein in the Juanicipio joint venture, Fresnillo District, Zacatecas State, Mexico.

Assay results from Hole 16 returned high-grade Silver – Gold values over 6.35 metres (20.8 feet) (5.50 metres true thickness = 18 feet) of 1,798 grams per tonne Silver (57.8 ounces), 2.91 grams per tonne Gold, 3.43% Lead and 5.51% Zinc.  This includes 2.95 metres (9.6 feet) of 2,807 grams per tonne Silver (90.3 ounces), 3.27 grams per tonne Gold, 5.94% Lead and 9.14% Zinc. There is also a significant gold zone which returned 1.80 metres (5.9 feet) averaging 9.24 grams per tonne Gold, 1,222 grams per tonne silver (39.3 ounces), 2.16 % Lead and 3.15% Zinc. (See table below) The new vein intersection lies approximately 1,000 metres north of the Juanicipio Vein (see attached drill plan), the initial vein discovery drilled by MAG Silver and recently confirmed by Peñoles (See Press Release of October 31, 2005).

Hole 16 was drilled to intersect the new vein up dip on the same section from drill hole 13, the first hole to intersect the vein. Drill hole 13 returned: 8.65 metres (28 feet) of 116 grams per tonne Silver (3.7 ounces) and 0.26 grams per tonne Gold. There is a separate intercept of 1.05 metres (3.4 feet) at 447 grams per tonne Silver (14.4 ounces).  The possible significance of this vein discovery is more technically presented on the MAG website at www.magsilver.com (See Epithermal Vein Description).

“Visually and mineralogically, these intercepts look very similar to the Santo Niño Vein, one of the main production veins in the nearby Fresnillo Mine.   We appear to have cut the new vein in the base metal rich root zone and in the lower heart of the precious metal zone” said Dan MacInnis, President of MAG Silver. “Since the precious metals zones at Fresnillo are routinely 350 metres high and over 1000 metres long, we have a lot of drilling in front of us, but this discovery combined with our earlier work confirms that Juanicipio is a high grade, multiple vein field in early discovery stage”.

Peñoles has completed a total of seven holes at Juanicipio, two of which (10 and 11) have been previously reported (See press release dated October 31, 2005). Results for 13 and 16 are presented below. Assay results for holes 12, 14 and 15 are pending.

Drilling is expected to resume upon the issuance of revised drilling and surface access permits which are under negotiation.

The Peñoles-MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 2.3 kilometres from its westernmost underground workings.

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc
			metres	Grams/T	Ounces/T	Grams/T	%	%
JI-05-16	680.90	687.25	6.35	1,798	57.8	2.91	3.43	5.51
including
J-I05-16	682.10	685.05	2.95	2,807	90.3	3.27	5.94	9.14
JI-05-16	680.90	682.70	1.80	1,222	39.3	9.24	2.16	3.15

JI-05-13	665.30	673.95	8.65	116	3.7	0.26	0.46	0.16
including
JI0513	672.90	673.95	1.05	447	14.4	0.13	2.4	0.86

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Pulp samples pulps are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development ) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613).  Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corporation. ( www.magsilver.com )

About MAG Silver Corp.:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

Juanicipio Drill Plan

1 kilometre
JV Boundary
MAG-Peñoles JV
New Vein
Discovery
Drill Roads
07
09
13 & 16
proposed
06
05
02
Juanicipio Vein
12
10
01
11
03
15
08
14
04
Structural Lineaments
Saucito Deposit 1.0M oz. Au
equiv. @ 11.0 g/t Au
LINEAMIENTO SAUCITO
Hole 16
6.35 meters (20.8 feet)
1,798 g/T Ag (57.8
ounces), 2.91 g/t Au and
8.94% Lead / Zinc.
Including 2.95 meters (9.6
feet) of 2,807 g/T Ag
(90.2ounces), 3.27 g/T Au
and 15.1% Lead / Zinc.